Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands)

	Fiscal Year Ended December 31, 2010 (X)	Fiscal Year Ended December 31, 2011	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2013	Three Months Ended March 31, 2014
Fixed charges:
Interest related to the Credit Facility	$—	$—	$—	$432	$328
Interest portion of rental expense*	3	28	53	60	37

Total fixed charges	$3	$28	$53	$492	$365

Earnings:
Pre-tax loss from continuing operations	$(6,834)	$(3,464)	$(11,636)	$(19,742)	$(9,779)
Fixed charges	3	28	53	492	365

Total earnings	$(6,831)	$(3,436)	$(11,583)	$(19,250)	$(9,414)

Preferred dividend requirement	$9	$1,178	$2,035	$—	$—
Combined fixed charges and preferred dividends	$12	$1,206	$2,088	$492	$365
Ratio of earnings to combined fixed charges and preferred dividends	(a )	(b )	(c )	(d )	(e )

*	Represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 33% of total rent expense for facility and equipment leases, which management believes is a reasonable approximation of the interest factor).

(X)	From inception (December 1, 2010) through December 31, 2010.

(a)	Earnings for the period ended December 31, 2010 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $6.8 million.

(b)	Earnings in fiscal year ended December 31, 2011 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $4.6 million.

(c)	Earnings in fiscal year ended December 31¸ 2012 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $13.7 million.

(d)	Earnings in the fiscal year ended December 31, 2013 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $19.7 million.

(e)	Earnings in the three months ended March 31, 2014 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $9.8 million.